 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes sale of Fruta del Norte Project

Toronto, Ontario, December 17, 2014 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today completed the sale of all of its interest in Aurelian Resources Inc. (“ARI”) and the Fruta del Norte project in Ecuador to Fortress Minerals Corp. (“Fortress”), a member of the Lundin Group of Companies, for US$240 million, consisting of US$150 million in cash and US$90 million in Fortress common shares.

“We believe this is a win-win transaction for both Kinross shareholders and the future of the Fruta del Norte project,” said J. Paul Rollinson, Kinross CEO. “The sale further strengthens Kinross’ balance sheet as the Company focuses on its strategic priorities. At the same time, Kinross’ equity position in Fortress could provide it with an opportunity to benefit from the project’s development.”

Further to the Company’s news release dated October 21, 2014 announcing the sale, Kinross received 26,156,250 Fortress common shares, issued at a price of C$4.00 per share, resulting in Kinross owning approximately 25.8% of Fortress’ outstanding common shares. The sale was subject to various conditions, including the granting of certain approvals by the Government of Ecuador, which have all been provided.

Additional details regarding the Fortress common shares

Kinross has acquired the common shares of Fortress described above for investment purposes and may or may not purchase or sell Fortress securities in the future on the open market or in private transactions, depending on market conditions and other factors, subject to certain contractual restrictions agreed to with Fortress. Specifically, Kinross has agreed that it will not, subject to certain exceptions, sell the common shares acquired from Fortress as described above until six months following the closing (in respect of 50% of such shares) and twelve months following the closing (in respect of the balance of such shares).

For further information, a copy of the early warning report filed on SEDAR in connection with the transaction may be obtained from Shelley Riley, Vice-President, Office Services and Corporate Secretary at 416-365-5198.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Director, Corporate Communications
phone:  647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as with respect to Kinross’s intention with respect to Fortress common shares and that the development and operations of the Fruta del Norte project will be successful in the future.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the Fruta del Norte project will not be successful in the future. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable. All dollar amounts in this news release are expressed in Canadian dollars, unless otherwise noted.

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